



RECEIVED

27 MAY -1 P 1: 4 :

...CE OF INTERNATIO...
CORPORATE FINANCE

AM/STOEX-GN/07   **APRIL 19, 2007**

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

SUPPL

‖‖‖‖‖‖‖‖‖‖‖‖‖‖
07023060

Dear Sir,

SUB : SECRETARIAL AUDIT REPORT

Please find enclosed herewith the revised Secretarial Audit Report issued by the Practising Company Secretary of the Company, for the quarter ended **31st MARCH, 2007.**

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
General Manager &
Company Secretary

Encl : as above.

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. • Tel.: 6662 6666 • Fax : 2422 7586 / 2436 2516

Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 6691 7000 • Fax : 6691 7050 / 7070

Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107 / 427

Ref. No._____   Date_____

SECRETARIAL AUDIT REPORT

1	For Quarter Ended	31/03/2007

2	ISIN	INE038A01012
3	Face Value	Rs. 1/-

4	Name of the Company	HINDALCO INDUSTRIES LIMITED
5	Registered Office Address	Century Bhavan,3rd Floor,Dr A.B.Road,Worli,Mumbai 400 025
6	Correspondence Address	Same as above
7	Telephone & Fax Nos.	Tel: 91-22 6662 6666 Fax: 91-22 2422 7586 / 24362516
8	Email address	amalik@adityabirla.com

9	Names of the Stock Exchanges where the company's securities are listed:	The Stock Exchange, Mumbai and NSE.

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	*115,92,69,001	100
11	Listed Capital (Exchange-wise) (as per company records)	*115,92,69,001	100

*Includes 23,15,21,031 Partly Paid Up Shares.

12	Held in demaerialised form in CDSL	9,28,32,802	8.01
13	Held in demaerialised form in NDSL	90,60,91,544	78.16
14	Physical --	16,03,44,655	13.83

15	Total No. of shares (12+13+14)	115,92,69,001

16	Reasons for difference, if any, between (10 & 11), (10 & 15), (11 & 15):	N/A

17   Certifying the details of changes in share capital during the quarter under consideration as as per Table below:

Particulars*	No. of shares	Applied/ NotApplied for listing	Listed on Stock Exchanges (Specify Names)		whether intimated to NSDL	In-prin. appr. pending for SE (Specify Names)
--	--	--	--	--	--	--

*Rights, Bonus, Preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).



18   Reference of the previous quarter with regards to excess dematerialised shares, if any: NIL

19   Has the company resolved the matter mentioned in point no. 19 above in the current
      quarter ? If not, reason why ?   NOT APPLICABLE

20   Register of Members is updated (Yes / No)   Yes
      If not, updated upto which date

21   Mention the total no. of requests, if any confirmed after 21 days and the total no. of requests pending
      beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	Shares	Reasons for delay
Confirmed after 21 Days	--	--	--
Pending for more than 21 Days	--	—	--

22   Name, Telephone & fax No. of the Compliance Officer of the Co.   Mr. Anil Mallik
                                                                    Tel: 6662 6666 Fax: 2422 7586.

23   Name, Telephone & fax No, Regn. No. of the Auditor.   Mr. Mahesh Soni
                                                                    Tel:2205 4104, 98202 20451
                                                                    FCS : 3706, COP : 2324

24   Appointment of common agency for share registry work

      THE COMPANY IS HAVING IN-HOUSE CONNECTIVITY FOR BOTH PHYSICAL & DEMAT MODE
      OF TRANSFERS.

25   Any other detail that the Auditor may like to provide (e.g. BIFR company, delisting from SE,
      company changed its name etc.)

      The Company has got its Shares delisted from Delhi, Chennai and Kolkatta Stock Exchanges.

[MAHESH SONI]
PRACTISING COMPANY SECRETARY
FCS : 3706 , COP : 2324

MUMBAI
17-Apr-07



AM:SJV:BSE:2006   APRIL 19,2007

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

Reg : **Hindalco Industries Limited**
       Rule 12(g)3-2(b) Exemption file No. 82-3428

Dear Sir,

SUB : CLAUSE 47 (C) OF THE LISTING AGREEMENT

Pursuant to the aforesaid clause of the Listing Agreement, please find enclosed herewith the certificate issued by MR. MAHESH SONI, a practicing company Secretary certifying that all Shares received wwere transferred and dispatched within a month from the date of lodgment for the half year ended **MARCH, 2007**

Please acknowledge receipt.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
General Manager &
Company Secretary

Encl : as above.

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worll, Mumbai - 400 030. ● Tel.: 6662 6666 ● Fax : 2422 7586 / 2436 2516

Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. ● Tel.: 6691 7000 ● Fax: 6691 7050 / 7070

Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) ● Tel.: Pipri (05446) 252079 ● Fax : (05446) 252107 / 427

Practising .Company Secretary

21. New Marine Lines.
Mumbai - 400 020.
E-mail : maheshsonifcs@rediffmail.com

Ref. No._____

Date_____

CERTIFICATE OF DELIVERY OF SHARE CERTIFICATES

I have examined the relevant Books, Registers, Forms, Documents and Papers of **HINDALCO INDUSTRIES LIMITED** having its registered office at Century Bhawan. 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai – 400 025 produced before me for the purpose of issuing Certificate under the provisions of the Listing Agreement with the Stock Exchange(s) and based on my such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purpose of my certification, I hereby certify that in my opinion and according to the best of my information and belief, the Company has in relation to the half year ended **MARCH 31, 2007** delivered all certificates of shares issued after registration of transfer within ONE MONTH of the date of lodgment of transfer prior to the date of the intimation of the closure of Register of Members or the Record date except in cases :

-in which Certificates of listed securities have not been delivered to shareholders within one month of lodgment of transfer of securities because there was a minor difference in signature of the Transferor(s) and as required under Clause 12A of the Listing Agreement the Company has promptly sent to the first transferor an intimation. and if Objection is not received from the transferor within 15 days of the intimation, the Company has effected the transfer.

[MAHESH SONI]
PRACTISING COMPANY SECRETARY
FCS : 3706 : COP : 2324.

PLACE: MUMBAI
DATED: 18|04| 2007 .

